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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                             UMBRELLA BANCORP, INC.
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                                (name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   040125 10 6
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                                 (CUSIP Number)

       Frances M. Pitts, 5818 South Archer Road, Summit, Illinois 60501.
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2001
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            (Date of Event Which Requires Filing of This Statement )

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                     Page 2 of 8

CUSIP No.040125 10 6

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         (1)      NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO.S OF ABOVE PERSON

                  John G. Yedinak
                  S.S. No. ###-##-####

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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [ ]
                                                                     (b) [X]

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         (3)      SEC USE ONLY

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         (4)      SOURCE OF FUNDS*

                  PF and SC

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         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

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         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.

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NUMBER OF            (7)      SOLE VOTING POWER                  769,956
SHARES               -----------------------------------------------------------
BENEFICIALLY         (8)      SHARED VOTING POWER                0
OWNED BY             -----------------------------------------------------------
EACH                 (9)      SOLE DISPOSITIVE POWER             769,956
REPORTING            -----------------------------------------------------------
PERSON WITH          (10)     SHARED DISPOSITIVE POWER           0
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         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                  769,956
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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  46.46%

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         (14)     TYPE OF REPORTING PERSON

                  IN

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                                                                     Page 3 of 8


Item 1    Security and Issuer.

          The equity securities under report and to which this statement relates are the common stock, $.01 par value (the "Common Stock"), of Umbrella Bancorp, Inc., formerly, Argo Bancorp, Inc., (the "Company"). The principal executive offices of the Company are located at 5818 South Archer Road, Summit, Illinois 60501.

Item 2.   Identity and Background.

     This statement is filed by:

     (a)  John G. Yedinak.

     (b) The business address of Mr. Yedinak is: c/o Umbrella Bancorp, Inc., 5818 South Archer Road, Summit, Illinois 60501.

     (c) Mr. Yedinak serves as the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Yedinak also serves as the Vice Chairman and Chief Executive Officer of Umbrella Bank, fsb (the "Savings Bank"), a wholly owned subsidiary of the Company. The address of the Savings Bank is 5818 South Archer Road, Summit, Illinois 60501.

     (d) Mr. Yedinak has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Yedinak has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Yedinak is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of Mr. Yedinak's payment of the purchase price with respect to shares he holds directly, through the exercise of his options and shares held by his minor children, each as is further discussed below, was both from his personal funds and borrowed funds from independent financial organizations. Mr. Yedinak was compensated in his role as a director and officer of both the Company and the Savings Bank, by the award of stock through options, an ESOP Plan and a 401(k) Plan, each of which are further discussed below. Mr. Yedinak from time to time has leveraged his other assets, borrowing from independent financial organizations, to provide himself with capital to finance his stock acquisitions.

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                                                                     Page 4 of 8


          On October 23, 1998, the Company distributed a 4:1 stock split. All share amounts and per share prices herein are adjusted to take into account this stock split.

     A.   Common Stock Held Directly By Mr. Yedinak

          (i)  In Years 1992 through 2000

          Mr. Yedinak purchased a total of approximately 74,374 shares of Common Stock at an average price of $8.80 per share, for an aggregate of $654,836.89, in open market purchases, effected between July, 1992, and April, 2000. Some of these shares may have been financed by an independent financial organization.

          (ii) In the Past Sixty Days

          On March 29, 2001, Mr. Yedinak purchased 1,000 shares of Common Stock at $14.25 a share, for an aggregate of $14,240, in an open market purchase. Some of these shares may have been financed by an independent financial organization.

          On April 11, 2001, Mr. Yedinak purchased 1,500 shares of Common Stock at $11.125 per share, for an aggregate of $14,250, in an open market purchase, and 10,000 shares of Common Stock for at $14.12 a share, for an aggregate of $141,200, in an open market purchase. Some of these shares may have been financed by an independent financial organization.

          On April 16, 2001, Mr. Yedinak purchased 2,750 shares of Common Stock at $14.00 a share, for an aggregate of $38,500, in an open market purchase. Some of these shares may have been financed by an independent financial organization.

          On April 18, 2001, Mr. Yedinak purchased 2,000 shares of Common Stock at $14.00 a share, for an aggregate of $28,000, in a negotiated transaction with The Deltec, Banking Corporation, Limited ("Deltec"). Some of these shares may have been financed by an independent financial organization.

     B.   Common Stock Held by Mr. Yedinak through Options

          (i)  Exercised

          Mr. Yedinak purchased a total of 183,944 shares of the Common Stock, 164,012 of these shares at $3.85 a share, and 19,932 of these shares at $5.50 a share, for an aggregate of $741,072.20, collectively in December 1996, and in July 1997, upon exercise of options granted to him pursuant to the Company's 1991 Stock Option and Incentive Plan (the "1991 Plan"). Some of these shares may have been financed by an independent financial organization.

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                                                                     Page 5 of 8

          (ii) Exercisable

          Mr. Yedinak holds presently exercisable options to purchase a total of 101,384 shares of the Common Stock, 95,984 at an exercise price of $3.85 and 5,400 at an exercise price of $11.00, for an aggregate of $428,938.40, originally granted to him pursuant to both the 1991 Plan, which were originally to expire in 1998, but were extended by the Company until 2003, and pursuant to the Company's 1998 Incentive Stock Option Plan (the "1998 Plan") between May 1993 and November 2000.

     C.   Common Stock Indirectly Held by Mr. Yedinak Due to Minors

          Mr. Yedinak purchased a total of 5,416 shares of the Common Stock for an average price of $6.71 per share, or an aggregate of $36,385.82, in open market purchases effected between July 1992 and April 2001, on behalf of his minor children.

     D.   Common Stock Attributed To Mr. Yedinak Through His ESOP Interest

          Mr. Yedinak holds a total of 15,580 shares of the Common Stock attributable to him through his ownership interest in the Savings Bank's Employee Stock Ownership Plan ("ESOP"), which acquired shares of Common Stock between February 1994 and February 1995.

     E.   Common Stock Held By Mr. Yedinak Through the 401(k) Plan

          Mr. Yedinak holds a total of 37,617 shares of the Common Stock granted to him through the Saving Bank's 401(k) Plan (the "401(k) Plan"), of which 19,117 shares of Common Stock were purchased by the 401(k) Plan in open market purchases for an average price of $4.98 per share, or an aggregate of $95,202.66, effected between December 1992 and April 2000.

Item 4.   Purpose of Transaction.

          Mr. Yedinak acquired the additional shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, Mr. Yedinak intends to maintain his equity position in the Company.

Item 5.   Interest in Securities of the Issuer.

     (a) As of March 29, 2001, Mr. Yedinak is the beneficial owner of an aggregate of 769,956 shares of Common Stock, which represents approximately 46.46% of the shares of Common Stock currently outstanding.(1)


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(1)  This includes (a) 614,575 shares of Common Stock held directly by Mr.
     Yedinak; (b) 37,617 shares of Common Stock held for Mr. Yedinak's benefit by the 401(k) Plan; (c) 15,580 shares of Common Stock held for Mr. Yedinak's benefit by the ESOP; (d) 800 shares held for Mr. Yedinak's benefit by the SEPT Trust; (e) 95,984 presently exercisable

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                                                                     Page 6 of 8

     (b) Mr. Yedinak has the sole voting and dispositive power over 769,956 shares of Common Stock, including 101,354 options for shares of Common Stock which are presently exercisable.

          Mr. Yedinak shares voting power with Frances Pitts, as plan administrators, over shares of Common Stock held by the ESOP which are not allocated, of which there are 34,506 shares as of the date hereof. Mr. Yedinak also shares voting and dispositive power with Ms. Pitts, as trustees, over 27,332 shares of unallocated Common Stock held by the Company's Management Retention Plan ("MRP"). Pursuant to Rule 13d-4 promulgated under the Act, Mr. Yedinak disclaims beneficial ownership of the unallocated MRP shares and unallocated ESOP shares.

     (c) On March 29, 2001, Mr. Yedinak purchased an additional 1,000 shares of Common Stock at $14.25 a share, or an aggregate of $14,240, in an open market purchase. Some of these shares may have been financed by an independent financial organization.

          On April 11, 2001, Mr. Yedinak purchased 1,5000 shares of Common Stock at $11.125 per share, for an aggregate of $16,687.50, in an open market purchase, and 10,000 shares of Common Stock at $14.12 a share, or an aggregate of $141,200, in an open market purchase. Some of these shares may have been financed by an independent financial organization.

          On April 16, 2001, Mr. Yedinak purchased 2,750 shares of Common Stock at $14.00 a share, or an aggregate of $38,500, in an open market purchase. Some of these shares may have been financed by an independent financial organization.

          On April 18, 2001, Mr. Yedinak purchased 2,000 shares of Common Stock at $14.00 a share, or an aggregate of $28,000, in a negotiated transaction with Deltec. Some of these shares may have been financed by an independent financial organization.

     (d)  Not applicable.

     (e)  Not applicable.


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     options to purchase shares of Common Stock pursuant to the 1991 Plan; (f)
     5,400 presently exercisable options to purchase shares of Common Stock pursuant to the 1998 Plan; and (g) 3,865 shares of Common Stock held in the name of Mr. Yedinak's minor child. It does not include 21,600 options to purchase shares of Common Stock pursuant to the 1998 Plan which are not currently exercisable and 7,988 shares of Common Stock held by Mr. Yedinak's spouse of which he disclaims beneficial ownership pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

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                                                                     Page 7 of 8


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Materials to be Filed as Exhibits.

          None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 29, 2001.

                                            /s/ John Yedinak
                                            ------------------------------------
                                            John Yedinak
                                            Director and Chief Executive Officer